Filed by NextEra Energy, Inc.
(Commission File No. 1-8841)

Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
Hawaiian Electric Industries, Inc.
(Commission File No. 1-8503)

NEXTERA ENERGY & HAWAIIAN ELECTRIC COMPANY: A TRANSFORMATIONAL OPPORTUNITY

NATION'S LEADING CLEAN ENERGY COMPANY TO SUPPORT HAWAII IN ACHIEVING A MORE AFFORDABLE CLEAN ENERGY FUTURE

	NEXTera ENERGY	Hawaiian Electric Maui Electric Hawai'i Electric Light
STOCK TICKER	• NYSE: NEE	• Wholly owned subsidiary of Hawaiian Electric Industries (HEI) (NYSE: HE)
HEADQUARTERS	• Juno Beach, Florida	• Honolulu, Hawaii
KEY METRICS (2013)	• *EBITDA:* $5.7 billion • *Total Assets:* $72 billion • *Generating Capacity:* 44,257 MW • *Electric Sales:* 171 TWh	• *EBITDA:* $0.4 billion • *Total Assets:* $5.1 billion • *Generation Capacity:* 1,787 MW • *Electric Sales:* 9 TWh
SUBSIDIARIES	• Florida Power & Light Company (FPL) • NextEra Energy Resources, LLC	• Hawaiian Electric • Maui Electric • Hawaii Electric Light
UTILITY CUSTOMERS	• ~ 4.7 million • Retail regulated jurisdiction: FL	• ~ 450,000 • Retail regulated jurisdiction: HI
COMMITTED TO CUSTOMERS & COMMUNITY	• FPL's operational excellence supports low customer bills – residential customer ~25% lower than national average • Hawaiian Electric's customers will benefit from the experience and expertise FPL has gained in developing, building and operating one of the nation's most modern grid system networks that offers more than 99.98% reliability	• Committed to increasing renewable energy to 65%, reducing customer bills by 20% and tripling distributed solar power by 2030 • Provides electricity for 95% of the residents of Hawaii • Expects to maintain HEI's overall current level of corporate giving in HEI's communities
EMPLOYEES	• ~ 13,800	• ~ 2,800
MANAGEMENT	• **Jim Robo** – Chairman and CEO • **Moray Dewhurst** – Vice Chairman and CFO • **Eric Gleason** – President, NextEra Energy Hawaii, LLC	• **Connie Lau** – President and CEO, HEI • **James Ajello** – Executive VP & CFO, HEI • **Alan Oshima** – President and CEO, Hawaiian Electric
AWARDS & RECOGNITION	• 8 consecutive years #1 on utility list of Fortune's "World Most Admired Companies" • Recently received two prestigious reliability-related awards by PA Consulting Group	• 7 consecutive years in top 10 on Solar Electric Power Association 's (SEPA) Top utility solar rankings • #1 in the nation in percentage of customers with solar • HEI Named by Forbes as one of the 100 Most Trustworthy Companies in 2010
CLOSING	• Transaction expected to close in the fourth quarter of 2015 • Subject to approval by Hawaii Public Utilities Commission (PUC); companies have filed an application for merger approval • Subject to HEI shareholder vote and regulatory approvals (PUC, Hart-Scott-Rodino, Federal Energy Regulatory Commission, federal banking regulators, and SEC effectiveness of registration statements), including the completion of the spinoff of ASB Hawaii	

Updated: 1/29/15

Hawaiian Electric
Maui Electric
Hawai'i Electric Light

NEXTERA ENERGY AND HAWAIIAN ELECTRIC HAVE A COMMON VISION, COMMON GOALS: MEETING HAWAII'S CLEAN ENERGY NEEDS

- Combining two industry leaders in clean and renewable energy that share a common vision and common goals
- Hawaiian Electric has put Hawaii on the leading edge of clean energy nationally, successfully integrating rooftop solar with 12% of customers and helping achieve 21% renewable energy across Hawaii
- NextEra Energy adds its strength as one of the leading clean energy companies in North America
- Hawaiian Electric has filed plans with the Hawaii Public Utilities Commission (PUC) that seek to enhance Hawaii's energy future by increasing renewables to 65%, tripling distributed solar, and lowering customer bills 20% by 2030; NextEra Energy is supportive of Hawaiian Electric's plans to achieve these goals
- The companies' combined expertise – coupled with NextEra Energy's ability to provide additional, less expensive capital – will enable the companies to invest in and significantly accelerate the actions Hawaiian Electric is taking to strengthen Hawaii's energy infrastructure, meet its clean energy goals, lower customer bills and continue its active support of local communities

TRANSACTION WILL DELIVER SIGNIFICANT VALUE FOR COMMUNITIES AND SAVINGS TO CUSTOMERS

- This is a unique, transformational opportunity for HEI to unlock the value of its two strong, local companies – Hawaiian Electric and American Savings Bank (ASB) – solidify Hawaii's leadership in clean energy innovation and help Hawaii's businesses and residents prosper
- Customers to benefit substantially from the combined company, highlighted by NextEra Energy's deep operational expertise and proven clean energy track record
- NextEra Energy expects to maintain HEI's overall current level of corporate giving in HEI's communities
- NextEra Energy plans to establish a local Hawaiian Electric advisory board, whose purpose will be to provide input on matters of local and community interest
- Opportunity to enhance value for Hawaii's strategically important energy industry, while helping to reduce energy costs for Hawaiian Electric's customers over time

TOTAL ESTIMATED VALUE TO HEI SHAREHOLDERS OF APPROXIMATELY $33.50 PER SHARE; REPRESENTS A 21% PREMIUM

- **Total value to HEI shareholders of approximately $33.50 per share representing a 21% premium to HEI's trailing 20-day volume-weighted average price as of the close on Dec. 2, 2014**
    - $25.00 per share in NextEra Energy common stock, based on a fixed exchange ratio of 0.2413 and NextEra Energy volume-weighted average stock price for the 20 trading days ended Dec. 2, 2014
    - $0.50 per share HEI special cash dividend
    - $8.00[1] per share current estimated value of ASB
- **New ASB shareholders to receive additional value through ASB tax basis step-up (estimated value of up to $1.60 per share over time)**

1) Median of six equity research analyst estimates as of 12/02/2014. Actual value will fluctuate and will depend on market value of the shares of ASB Hawaii at the time of the proposed spinoff and thereafter.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "may," "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "predict," and "target" and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. NEE and HEI caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in any forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed merger involving NEE and HEI, including future financial or operating results of NEE or HEI, NEE's or HEI's plans, objectives, expectations or intentions, the expected timing of completion of the transaction, the value, as of the completion of the merger or spin-off of HEI's bank subsidiary or as of any other date in the future, of any consideration to be received in the merger or the spin-off in the form of stock or any other security, potential benefit of tax basis step up to HEI shareholders, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to: the risk that HEI may be unable to obtain shareholder approval for the merger or that NEE or HEI may be unable to obtain governmental and regulatory approvals required for the merger or the spin-off, or required governmental and regulatory approvals may delay the merger or the spin-off or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the merger or the completion of the spin-off may not be satisfied; the timing to consummate the proposed merger and the expected timing of the completion of the spin-off; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction, including the value of a potential tax basis step up to HEI shareholders, may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time and attention on merger and spin-off-related issues; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities and in the financial results of NEE, HEI or any of their subsidiaries; the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity; and other factors discussed or referred to in the "Risk Factors" section of HEI's or NEE's most recent Annual Reports on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NEE's and HEI's reports filed with the SEC and available at the SEC's website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither NEE nor HEI undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between NEE and HEI will be submitted to the shareholders of HEI for their consideration. In connection with the proposed transaction between NEE and HEI, on January 8, 2015, NEE filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of HEI that also constitutes a prospectus of NEE. HEI will provide the proxy statement/prospectus to its shareholders. These materials are not yet final and will be amended. NEE and HEI also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which NEE or HEI may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HEI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from NEE's website (www.investor.nexteraenergy.com) under the heading "Investor Relations" and then under the heading "SEC Filings." You may also obtain these documents, free of charge, from HEI's website (www.hei.com) under the tab "Investor Relations" and then under the heading "SEC Filings." Additional information about the proposed transaction is available at a joint website launched by the companies at www.forhawaiisfuture.com.

PARTICIPANTS IN THE MERGER SOLICITATION

NEE, HEI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from HEI shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of HEI shareholders in connection with the proposed transaction is set forth in the preliminary proxy statement/prospectus that has been filed with the SEC. You can find information about NEE's executive officers and directors in its definitive proxy statement filed with the SEC on April 4, 2014. You can find information about HEI's executive officers and directors in its definitive proxy statement filed with the SEC on March 25, 2014 and in its Annual Report on Form 10-K filed with the SEC on February 21, 2014. Additional information about NEE's executive officers and directors and HEI's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from NEE and HEI as described above.